

Pirouette Medical, Inc. (the "Company") a Delaware Corporation

Financial Statements (audited) and
Independent Auditor's Report

Years ended December 31, 2023 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

Independent Auditor's Report

To Management
Pirouette Medical, Inc

We have audited the accompanying balance sheets of Pirouette Medical, Inc. as of December 31, 2022 and 2023, and the related statements of income, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

Opinion

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of The Pirouette Medical, Inc. as of December 31, 2022 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
March 27th, 2024

Vincenzo Mongio

PIROUETTE MEDICAL, INC.
BALANCE SHEETS (AUDITED)

	December 31, 2023	December 31, 2022
Assets		
Current Assets:		
Cash and Cash Equivalents	2,094,498	6,212,307
Prepaid Expenses	252,077	61,558
Other Receivables	53,516	19,257
Total Current Assets	**2,400,091**	**6,293,122**
Non Current Assets:		
Furniture & Equipment, Machinery, Cleanroom, and Leasehold Improvements, Net of Accumulated Depreciation	1,168,766	291,048
Software, Patents, Trademarks, Net of Accumulated Amortization	511,236	471,698
Right of Use Asset - Operating Lease, Net of Accumulated Amortization	378,606	-
Security Deposits	45,452	1,667
Total Non Current Assets	**2,104,060**	**764,413**
Total Assets	**4,504,151**	**7,057,535**
Liabilities and Stockholders' Equity (Deficit)		
Liabilities		
Current Liabilities:		
Accounts Payable	14,105	14,291
Accrued Expenses	65,466	103,765
Payroll Liabilities	34,360	18,706
Short-term Lease Liability - Operating Lease	76,530	-
Total Current Liabilities	**190,461**	**136,762**
Non Current Liabilities:		
Future Equity Obligations (SAFE Notes)	3,966,200	3,281,500
Long-term Lease Liability - Operating Lease	305,234	-
Total Non Current Liabilities	**4,271,434**	**3,281,500**
Total Liabilities	**4,461,895**	**3,418,262**
Stockholders' Equity (Deficit)		
Common Stock, Voting, $0.00001 Par Value - 21,000,000 Shares Authorized, 10,000,000 Shares Issued and Outstanding as of December 31, 2023	-	-
Series A1 Preferred Stock, Voting, $0.00001 Par Value - 1,288,640 Shares Authorized, 1,288,640 Shares Issued and Outstanding as of December 31, 2023	13	13
Series A2 Preferred Stock, Voting, $0.00001 Par Value - 468,793 Shares Authorized, 468,793 Shares Issued and Outstanding as of December 31, 2023	5	5
Series A3 Preferred Stock, Voting, $0.00001 Par Value - 1,587,054 Shares Authorized, 1,587,054 Shares Issued and Outstanding as of December 31, 2023	16	16
Series A4 Preferred Stock, Voting, $0.00001 Par Value - 1,093,863 Shares Authorized, 1,093,863 Shares Issued and Outstanding as of December 31, 2023	11	11
Series A5 Preferred Stock, Voting, $0.00001 Par Value - 5,254,432 Shares Authorized, 5,100,888 Shares Issued and Outstanding as of December 31, 2023	51	51
Additional Paid In Capital	9,853,397	9,853,397
Accumulated Deficit	(9,811,236)	(6,214,219)
Total Stockholders' Equity (Deficit)	**42,256**	**3,639,273**
Total Liabilities and Stockholders' Equity (Deficit)	**4,504,151**	**7,057,535**

PIROUETTE MEDICAL, INC.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (AUDITED)

	For the Years Ended	
	December 31, 2023	**December 31, 2022**
Revenues:		
	-	-
Total Revenues	-	-
Cost of Sales		
Cost of Sales	-	-
Total Cost of Sales	-	-
Gross Profit	-	-
Operating Expenses:		
Legal and Professional	263,444	781,650
General and Administrative	1,912,159	1,038,148
Research and Development	1,360,722	1,075,312
Rent and Lease	104,339	30,479
Depreciation	73,960	6,062
Amortization - Patents	20,383	18,639
Total Operating Expenses	**3,735,007**	**2,950,290**
Other (Income) Expense:		
Grant Income	(84,106)	-
Interest Income	(51,703)	(7,606)
Other Income	(2,182)	(4,239)
Total Other (Income) Expense	**(137,991)**	**(11,845)**
Loss from Continuing Operations Before Income Taxes	**(3,597,016)**	**(2,938,445)**
Provision for Income Taxes	-	-
Net Loss	**(3,597,016)**	**(2,938,445)**

PIROUETTE MEDICAL, INC.
STATEMENTS OF CASHFLOWS (AUDITED)

	For the Years Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Loss	(3,597,016)	(2,938,445)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation	73,960	6,062
Amortization - Patents	20,383	18,639
Operating Lease Expense	3,158	-
Loss on Disposal of R&D Equipment	-	138,909
Loss on Disposal of Software Asset	3,491	-
Changes in operating assets and liabilities:		
Accounts Payable	(185)	14,291
Accrued Expenses	(38,299)	103,309
Payroll Liabilities	15,654	12,495
Prepaid Expenses	(190,519)	327,686
Other Receivables	(34,259)	(19,081)
Security Deposits	(43,786)	(1,667)
Net Cash Flows provided by (used in) Operating Activities	**(3,787,418)**	**(2,337,802)**
INVESTING ACTIVITIES		
Acquisition of Fixed Assets	(951,657)	(172,351)
Acquisition of Intangible Assets	(63,433)	(109,992)
Net Cash Flows provided by (used in) Investing Activities	**(1,015,090)**	**(282,343)**
FINANCING ACTIVITIES		
Future Equity Obligations (SAFE Notes)	684,700	3,281,500
Net Cash Flows provided by (used in) Financing Activities	**684,700**	**3,281,500**
Net change in cash	**(4,117,808)**	**661,355**
Cash and Equivalents at the beginning of the year	6,212,307	5,550,952
Cash and Equivalents at the end of the year	**2,094,499**	**6,212,307**

PIROUETTE MEDICAL, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

			Preferred Stock										Additional		Total
	Common Stock		Series A1		Series A2		Series A3		Series A4		Series A5		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance on January 1, 2022	**10,000,000**	**$ -**	**1,288,640**	**$ 13**	**468,793**	**$ 5**	**1,587,054**	**$ 16**	**1,093,863**	**$ 11**	**5,100,888**	**$ 51**	**$ 9,853,397**	**$ (3,275,776)**	**$ 6,577,716**
Issuance of Common Stock	-	$ -	-	$ -	-	$ -	-	$ -	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of Preferred Stock	-	$ -	-	$ -	-	$ -	-	$ -	-	$ -	-	$ -	$ -	$ -	$ -
Net Loss	-	$ -	-	$ -	-	$ -	-	$ -	-	$ -	-	$ -	$ -	$ (2,938,445)	$ (2,938,445)
Balance on December 31, 2022	**10,000,000**	**$ -**	**1,288,640**	**$ 13**	**468,793**	**$ 5**	**1,587,054**	**$ 16**	**1,093,863**	**$ 11**	**5,100,888**	**$ 51**	**$ 9,853,397**	**$ (6,214,221)**	**$ 3,639,271**
Issuance of Common Stock	-	$ -	-	$ -	-	$ -	-	$ -	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of Preferred Stock	-	$ -	-	$ -	-	$ -	-	$ -	-	$ -	-	$ -	$ -	$ -	$ -
Net Loss	-	$ -	-	$ -	-	$ -	-	$ -	-	$ -	-	$ -	$ -	$ (3,597,016)	$ (3,597,016)
Balance on December 31, 2023	**10,000,000**	**$ -**	**1,288,640**	**$ 13**	**468,793**	**$ 5**	**1,587,054**	**$ 16**	**1,093,863**	**$ 11**	**5,100,888**	**$ 51**	**$ 9,853,397**	**$ (9,811,237)**	**$ 42,255**

Pirouette Medical, Inc.
Notes to the Audited Financial Statements
December 31st, 2023 and 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Pirouette Medical, Inc. ("the Company") was formed in Delaware on May 26th, 2021. Pirouette Medical LLC was formed in Delaware on June 8th, 2017. The Company was formed as a result of Pirouette Medical LLC being converted from an LLC to C-Corp on May 26th, 2021. The same EIN was retained. The Company is a cutting-edge pharmaceutical business that is changing the ways drugs are delivered and revolutionizing healthcare accessibility. It plans to earn revenue by selling its innovative drug-delivery communication devices (drug-device) and associated products through various pathways such as in bulk to wholesale distributors or direct to consumers. Additional revenue pathways exist such as licensing the delivery system to drug manufacturers. The Company's customers will be located first in the United States, upon FDA approval, and then spread to a global market, pending subsequent approvals. Currently, the Company is in the design and development phase of their initial products, has not attained FDA approval, and is thus not revenue generating.

In January 2024, the Company has initiated a crowdfunding campaign under regulation CF to raise operating capital and plans to continue through the end of the year.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased. The Company does not have any restrictions on its cash balance.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management assesses the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2023 and 2022, the Company's total ending cash balance within its main operating account was $2,008,428 and $6,058,559, respectively. This cash is spread amongst multiple financial institutions with the standard deposit insurance coverage limit of $250,000. The Company does not maintain a balance greater than $250,000 in any one single institution, ensuring sufficient coverage of its operating cash.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023 and 2022.

A summary of the Company's property and equipment, along with their annual activity, is provided below:

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Furniture & Equipment	5-10	72,016	(11,348)	-	60,668
Machinery	5-15	1,024,559	(64,844)	(174,224)	785,491
Leasehold Improvements	10	329,322	(6,715)	-	322,607
Grand Total	-	1,425,897	(82,907)	(174,224)	1,168,766

2023			
Property Type	**New Additions**	**Depreciation Expense**	**Disposals**
Furniture & Equipment	49,303	(7,515)	-
Machinery	573,032	(59,730)	-
Leasehold Improvements	329,322	(6,715)	-
Grand Total	**951,657**	**(73,960)**	**-**

2022			
Property Type	**New Additions**	**Depreciation Expense**	**Disposals**
Furniture & Equipment	13,623	(984)	-
Machinery	158,728	(5,078)	(174,224)
Leasehold Improvements	-	-	-
Grand Total	**172,351**	**(6,062)**	**(174,224)**

*In September 2022, the Company wrote off $174,224 worth of assets that were used in its manufacturing activities and no longer had value.

Intangible Assets

The Company's intangible assets consist of AutoCAD software, patents, and trademarks. They are recorded at cost less accumulated amortization and impairment losses on a systematic basis over their respective useful lives. The Company has entirely disposed of its AutoCAD software as of December 31, 2023.

A summary of the Company's intangible assets, along with their annual activity, is provided below:

Property Type	**Useful Life in Years**	**Cost**	**Accumulated Amortization**	**Disposals**	**Book Value as of 12/31/23**
Software	4	10,913	-	(10,913)	-
Patents	15 -19	486,459	(57,494)	-	428,965
Trademarks	Indefinite	82,271	-	-	82,271
Grand Total	**-**	**579,644**	**(57,494)**	**(10,913)**	**511,236**

2023			
Property Type	**New Additions**	**Amortization Expense**	**Disposals**
Software	-	-	(3,512)
Patents	61,797	(20,383)	-
Trademarks	1,637	-	-
Grand Total	**63,433**	**(20,383)**	**(3,512)**

2022			
Property Type	**New Additions**	**Amortization Expense**	**Disposals**
Software	-	-	(2,107)
Patents	80,457	(18,639)	-
Trademarks	29,535	-	-
Grand Total	**109,992**	**(18,639)**	**(2,107)**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including finance, business development, and other miscellaneous expenses. Material operating expenses such as legal, accounting, and other professional services have been presented separately from general and administrative.

Equity-Based Compensation

In 2021, the Company adopted its 2021 Equity Incentive Plan ("the Plan") for the purposes of attracting and retaining key personnel. A total of 309,278 shares of Common Stock have been allocated towards this Plan to be awarded as Stock Options, Stock Appreciation Rights, Restricted Stock, and Restricted Stock Units. In 2023, a total of 59,550 Stock Options have been granted that shall vest in accordance with the following schedule: 25% upon the one-year anniversary of the vesting commencement date, followed by 36-equal monthly installments until fully vested. These Stock Options have an exercise price that ranges from $0.19 - $0.24 per share.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's Common Stock issued and outstanding:

	Total Options	Weighted Average Exercise Price		Weighted Average Intrinsic Value	
Total options outstanding, January 1, 2022	-	$	-	$	-
Granted	-	$	-	$	-
Exercised	-	$	-	$	-
Expired/cancelled	-	$	-	$	-
Total options outstanding, December 31, 2022	-	$	-	$	-
Granted	59,550	$	0.22	$	-

Exercised	-	$ -	$ -
Expired/cancelled	-	$ -	$ -
Total options outstanding, December 31, 2023	59,550	$ -	$ -
Options exercisable, December 31, 2023	2,688	$ 0.19	$ -

	Nonvested Options	Weighted Average Fair Value	
Nonvested options, January 1, 2022			
Granted	-	$ -	
Vested	-	$ -	
Forfeited	-	$ -	
Nonvested options, December 31, 2022	-	$ -	
Granted	59,550	$ 0.22	
Vested	(2,688)	$ 0.19	
Forfeited	-	$ -	
Nonvested options, December 31, 2023	56,862	$ 0.22	

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

As of the date of these financials, the Company has filed its tax returns for all preceding years except for 2023 and is in the process of doing so.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Agreement for Services

In August 2021, the Company entered into an agreement for services with a third-party service provider ("the Entity") whereby the Entity was to provide various engineering, consulting, testing, and screening services, along with prototype development. The Company had provided the Entity with certain materials and equipment as a part of the agreement for the agreed-upon services. At the start of 2022, the Company had prepaid a total of $263,877 towards future purchases of assets and expenses. In September 2022, the Company terminated this agreement for services, resulting in the final reconciliation of the use of prepaid expenses to the appropriate accounts, and the Entity returning equipment previously purchased and provided by the Company. Furthermore, the Company received a refund of $168,938 for services that had not been performed as of the date of the agreement's termination.

Leases

The Company accounts for its lease in accordance with ASC 842 (Leases). Under ASC 842, leases are identified on the Balance Sheet as right-of-use assets with corresponding liabilities. The right-of-use asset is amortized over its operating cycle using the effective interest rate at the time of lease inception.

Operating Lease

The Company leases its office space under a month-to-month lease requiring monthly payments of $1,667. This is cancelable upon 30-days written notice. In May 2023, the Company signed a 5-year lease agreement with monthly payments of approximately $7,298 to expand its facility into the adjacent high-bay spaces to accommodate the growing team as well as the manufacturing and testing of devices. Below are the weighted average interest rates and future minimum lease payments:

Lease Expense	Year Ended December 31, 2023
Operating lease expense	$ 54,241
Variable lease expense	-
Total	$ 54,241

Other Information	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from finance leases (i.e. Interest)	-
Operating cash flows from operating leases	$ 43,785
ROU assets obtained in exchange for new operating lease liabilities	$ 416,942
Weighted-average remaining lease term in years for operating leases	4.42
Weighted-average discount rate for operating leases	3.70%

Maturity Analysis	Operating
2024-12	$ 89,103
2025-12	91,777
2026-12	94,530
2027-12	97,366
2028-12	41,068

Thereafter	-
Total undiscounted cash flows	$ 413,843
Less: present value discount	(32,079)
Total lease liabilities	$ 381,764

Grants

In August 2023, Pirouette received final Notice of Award (NoA) for a Small Business Innovation Research (SBIR) Grant from the National Institute of Health (NIH) and National Institute on Drug Abuse (NIDA) for $326,500 to fill our patented auto-injector with Naloxone HCI, USP for the emergency treatment of opioid overdoses and combat the opioid epidemic which is killing 200 people every day. This award funds the application for a year whereupon we will be applying for a Phase II award which would cover 3 additional years carrying the project through commercialization.

NOTE 5 – LIABILITIES AND DEBT

Future Equity Obligations - Simple Agreements for Future Equity (SAFE) – From 2017 through the period ending December 31, 2021, the Company entered into numerous SAFE agreements with third parties for total proceeds of $4,450,000. The SAFE agreements had no maturity date and accrued no interest. Following the occurrence of an equity financing event, the agreements converted in August 2021 into various shares of Preferred Stock in an amount determined by one of the four calculations, depending on the applicable SAFE agreement:

i. The SAFE Purchase Price divided by the lesser of (a) the price-per-share of the Preferred Stock sold during the equity financing event, multiplied by the Discount Rate of 75% - 80%, or (b) the price-per-share equal to the Valuation Cap of $9M divided by the then-issued and outstanding shares of the Company's Capital Stock, subject to conversions and exclusions in accordance with the SAFE agreement.

ii. The SAFE Purchase Price divided by the price-per-share of the Preferred Stock sold during the equity financing event, multiplied by the Discount Rate of 75% - 80%.

iii. The SAFE Purchase Price divided by either (a) the price-per-share of the Preferred Stock sold during the equity financing event, or (b) the price-per-share equal to the Valuation Cap of $15M divided by the then-issued and outstanding shares of the Company's Capital Stock, subject to conversions and exclusions in accordance with the SAFE agreement.

iv. The then-issued and outstanding shares of the Company's Capital Stock, subject to conversions and exclusions in accordance with the SAFE agreement, multiplied by 7.00%.

The SAFE agreements disclosed above have converted into the following series of Preferred Stock:

i. $1,125,000 converted into 1,288,640 shares of Series A1 Preferred Stock.
ii. $450,000 converted into 468,793 shares of Series A2 Preferred Stock.
iii. $1,625,000 converted into 1,587,054 shares of Series A3 Preferred Stock.
iv. $125,000 converted into 1,093,863 shares of Series A4 Preferred Stock.
v. $1,125,000 converted into 878,989 shares of Series A5 Preferred Stock.

Future Equity Obligations - Simple Agreements for Future Equity (SAFE) – From 2022 through the period ending December 31, 2023, the Company entered into numerous SAFE agreements with third parties for total proceeds of $3,966,200. The SAFE agreements have no maturity date and bear no interest. Upon the occurrence of an equity financing event, the agreements provide the right of the investor to future equity in the form of the same series of Preferred Stock in an amount equal to the SAFE Purchase Price divided by the lesser of (i) the price-per-share of the Preferred Stock sold during the equity financing event, multiplied by the Discount Rate of 80%, and (ii) the price-per-share equal to the Valuation Cap of $55M divided by the then-issued and outstanding shares of the Company's Capital Stock, subject to conversions and exclusions in accordance with the SAFE agreement. Alternatively, upon the occurrence of a liquidity event, the agreements provide the right of the investor to a portion of the proceeds equal to the greater of (i) the SAFE Purchase Price, or (b) the amount payable on the number of shares of Common Stock equal to the SAFE Purchase Price divided by the price-per-share equal to (x) the Valuation Cap of $55M divided by (y) the then-issued and outstanding shares of the Company's Capital Stock, subject to conversions and exclusions in accordance with the SAFE agreements. Furthermore, the SAFE agreements provide the right of the investor to receive dividends when and if declared by the Board of Directors in an amount equal to the declared dividend multiplied by the quotient of the SAFE Purchase Price divided by the price-per-share equal to (x) the Valuation Cap of $55M divided by (y) the then-issued and outstanding shares of the Company's Capital Stock, subject to conversions and exclusions in accordance with the SAFE agreements. No such events have occurred as of the date of these financials.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2023				For the Year Ended December 2022			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
SAFE Notes	3,966,200	N/A	N/A	-	3,966,200	3,966,200	-	-	3,281,500	3,281,500	-
Total				**-**	**3,966,200**	**3,966,200**	**-**	**-**	**3,281,500**	**3,281,500**	**-**

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	-
2025	-
2026	-
2027	-
2028	-
Thereafter	-

*The SAFE Notes mature during a qualified equity financing or liquidity event which can occur in any year.

NOTE 6 – EQUITY

Upon its initial incorporation in May 2021, the Company authorized 20,000,000 shares of Common Stock with a par value of $0.00001 per share. In August 2021, the Company amended its Article of Incorporation to increase the number of authorized shares of Common Stock to 20,500,000 with the same par value, and to authorize 9,223,985 shares of Preferred Stock with a par value of $0.00001 per share. In October 2021, the Company amended its Articles of Incorporation a second time to increase its authorized shares of both Common and Preferred Stock to the respective amounts of 21,000,000 and 9,692,782 shares with par values of $0.00001 per share.

A total of 10,000,000 shares of Common Stock were issued and outstanding as of December 31, 2023 and 2022.

Voting: Common Shareholders are entitled to one vote per share.

Dividends: Common Shareholders are entitled to receive dividends when and if declared by the Board of Directors.

A total of 9,539,238 shares of Preferred Stock were issued and outstanding as of December 31, 2023. These shares are made up of the following designated series of Preferred Stock:
- (i)   1,288,640 shares of Series A1 Preferred Stock, all issued and outstanding as of December 31, 2023
- (ii)   468,793 shares of Series A2 Preferred Stock, all issued and outstanding as of December 31, 2023
- (iii)   1,587,054 shares of Series A3 Preferred Stock, all issued and outstanding as of December 31, 2023
- (iv)   1,093,863 shares of Series A4 Preferred Stock, all issued and outstanding as of December 31, 2023
- (v)   5,254,432 shares of Series A 5 Preferred Stock, of which 5,100,888 were issued and outstanding as of December 31, 2023.

*Please see "Note 5" regarding the conversion of SAFE agreements into various series of Preferred Stock.

Voting: Preferred Shareholders have 1 vote for every share of Common Stock they could own if converted.

Dividends: Preferred Shareholders are entitled to receive dividends when and if declared by the Board of Directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each Preferred Shareholder will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock. Dividends on Preferred Stock are in preference to and prior to any payment of any dividend on Common Stock and are not cumulative. No dividends had been declared as of December 31, 2023 and 2022.

Conversion: Preferred Shareholders have the right to convert shares into Common Stock at a rate of 1-to-1 at the discretion of the shareholder, or automatically during change of control events.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of Preferred Stock are entitled to receive prior to, and in preference to, any distribution to the Common Shareholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 27, 2024, the date these financial statements were available to be issued.

The Company entered into additional SAFE agreements (Simple Agreement for Future Equity) in 2024 with third parties totaling $200,000. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $55,000,000.

On January 7, 2024, the Company commenced an investment round through Regulation Crowdfunding and has raised a total of $510,808 through the date of release of these financial statements via a SAFE note which carries a 20% discount and a valuation cap of $55,000,000.

In 2024, the Company was accepted in the NIH / NIDA I-Core program. This two-month program (March-April 2024) will greatly assist the Company in confirming product-market fit, refine the broader commercialization plan, determine if there is a community need for a 3rd dose strength, and connect with early payors for market launch. This program comes with a $55,000 grant.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and other potential investment capital opportunities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.